U.S. SECURITIES AND EXCHANGE COMMISSION
                             FORM 12b-25
                    NOTIFICATION OF LATE FILING

                                                          Sec File No.000-32505

Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR[ ] For Period Ended: February 28, 2002

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

For the Transition Period Ended: February 28, 2002
__________________________________________________________________________
Read Instruction (on back page) Before Preparing Form, Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant: L & L FINANCIAL HOLDINGS, INC.
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Former Name if Applicable: ROYAL CORONADO CO. LTD.
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Address of Principal Executive Office (Street and Number)
26318 127th Ave SE, Kent, WA 98031-7970
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

REASON FOR THE LATE FILING:

The accounting period of the Registrant has changed from February 28 to April 30, in order to properly reflect the substance of the company operation, after the merger (Details, see below). Consequently, two (2) additional months' financial information (i.e. from March 1, 2002 to April 30, 2002) is to be included in the current Form 10-KSB filing. The Registrant is requesting an extension of additional 60 days (to July 31, 2002) for the current Form 10-KSB filing.

Reason for the Change of Accounting Period:

a) The Registrant (with original fiscal year ending February 28) took over (merged) with L & L Investments Holdings Inc. (a BVI company, with fiscal year ending on April 30) on August 18, 2001. After the merger, the BVI company becomes a 100% owned subsidiary of the Registrant. (See a prior Form 8-K filing, dated September 5, 2001)
As the BVI subsidiary holds majority of the operations and assets, it is reasonable to use BVI subsidiary's fiscal ending date, April 30, as the new financial period ending date, after the merger.
b) Without including two (2) additional months (March and April of 2002), the Registrant's current year financial statements after merger would contain only ten (10) months of its consolidated operations (i.e. if ending on February 28, 2002). This 10 months financial statements do not reflect its true current year (12 months) financial statements.
c) It is the decision of management of the Registrant to change the accounting period, to April 30, 2002 as the current year fiscal ending date. As a result, the additional 2 months information (i.e. March and April of 2002) are included in the Form 10-KSB, to properly reflect the twelve months' operational results and the balance sheet position after the merger as of April 30, 2002.
d) The annual audit for the Registrant current year financial statements has started by the CPA firm, Moores Rowland, in May 2002, which covers the 12 months period, up to April 30, 2002. Consequently, the Registrant requests an additional extension to July 31, 2002 as the filing deadline, so that Registrant has 90 days to file its financial statements ending on April 30, 2002.


PART IV - OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification:

Dickson Lee                        (206)                      443-1411
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(Name)                          (Area Code)               (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x]Yes [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                     L & L FINANCIAL HOLDINGS, INC.
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             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 06/01/2001                           By: /s/ Dickson Lee
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).